

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2017

<u>Via E-mail</u>
Corey M. Horowitz
Chairman and Chief Executive Officer
Network-1 Technologies, Inc.
445 Park Avenue, Suite 912
New York, New York 10022

> **Re: Network-1 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 1-15288**

Dear Mr. Horowitz:

        We refer you to our comment letter dated December 20, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Cecilia Blye

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance